July 7, 2008



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Request for Withdrawal:
        FT 229 (the "Trust")
        Registration Statement on Form S-6
        (File No. 333-40673)

Ladies and Gentlemen:

On behalf of the Trust, First Trust Portfolios L.P., the depositor of the Trust, (the "Depositor") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on November 20, 1997. No securities were sold, or will be sold, pursuant to the Registration Statement. Accordingly, the Depositor hereby requests withdrawal of said Registration Statement (File No. 333-40673).

                                   Sincerely,

                                   FT 229

                                   By:  First Trust Portfolios L.P., Depositor



                                   By:  /s/ Jason T. Henry
                                        Jason T. Henry
                                        Senior Vice President